Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Number 333-260099

1 SEPTEMBER 2021 Innovative Precision - Medicine for Serious Conditions Of Unmet Medical Need in Oncology NOVEMBER 2021 Innovative Precision Medicine for Serious Conditions Of Unmet Medical Need in Oncology

Forward - Looking Statements Certain statements in this presentation constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , each as amended . Statements other than those of historical fact, as well as those statements identified by words such as “anticipate,” “estimate,” ”intend,” “plan,” “expect,” “project,” “believe,” “may,” “will,” and “should,” “would,” “could,” and “probable,” or any variation of the foregoing and similar expressions, are forward - looking statements . Such statements also include, but are not limited to, any statements relating to our plans to submit one or more Clinical Trial Authorization and Investigational New Drug Application for NXP 800 , the potential timing and advancement of our clinical trial and preclinical studies for NXP 800 and NXP 900 , and statements regarding the potential differentiation of NXP 900 , including a potentially favorable profile as compared to the currently available or in development SRC kinase inhibitors, statements relating to the unique mechanism of action of NXP 800 and NXP 900 translating into potential enhanced efficacy, any statements relating to our growth strategy, product development programs and commercial prospects . Forward - looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value . Factors that could cause actual results to differ materially from those currently anticipated include : the ongoing impact of the COVID - 19 pandemic and mitigation efforts by governments and regulatory authorities ; the risk that regulatory authorities will not accept an application to start clinical trials of NXP 800 and NXP 900 based on preclinical data ; risks relating to our growth strategy and commercial prospects ; our ability to obtain, perform under and maintain financing and strategic agreements and relationships ; risks relating to the results of research and development activities ; risks relating to the timing of starting and completing clinical trials ; uncertainties relating to preclinical and clinical testing ; our dependence on third - party suppliers ; our ability to attract, integrate and retain key personnel ; the early stage of products under development ; our need for substantial additional funds ; government regulation ; patent and intellectual property matters ; competition ; as well as other risks described in our Securities and Exchange Commission filings . Therefore, you should not rely on these forward - looking statements . We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law, and we claim the protection of the safe harbor for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995 . 2 Nuvectis Pharma, Inc.

Free Writing Prospectus This presentation highlights basic information about us and the proposed offering . Because it is a summary, it does not contain all of the information that you should consider before investing . The Company has filed with the U . S . Securities and Exchange Commission (the “SEC”) a registration statement (including a prospectus) for the offering to which this presentation relates, but such registration has not been declared effective . Before you invest, you should read the prospectus in that registration statement, including the Risk Factors therein, and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about the Company and this offering . You may access these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, copies of the preliminary prospectus may be obtained from ThinkEquity LLC, Prospectus Department, 17 State Street, 22 nd Floor, New York, New York, telephone : (877) 436 - 3673 or email : prospectus@think - equity . com . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective . 3 Nuvectis Pharma, Inc.

4 Offering Summary Issuer Nuvectis Pharma Inc. Proposed Offering Common Stock Price Range $12.00 - $14.00 Proposed Symbol NVCT Shares Offered 2,300,000 Pre - IPO Common Shares Outstanding 9,517,794 Use of Proceeds • Fund Phase 1/2 development of NXP800 • Fund IND - enabling studies of NXP900 • General corporate purposes Sole Book Runner ThinkEquity LLC Nuvectis Pharma, Inc.

5 Innovative Precision Medicine for Serious Conditions of Unmet Medical Needs in Oncology Key Highlights • Management team with proven track record of clinical and regulatory success and significant shareholder value creation • Novel pipeline of precision targeted therapy drug candidates • NXP800: A potent HSF1 - pathway inhibitor • NXP900: A differentiated SRC/YES1 kinase inhibitor • Important upcoming development milestones • Strong IP position

Nuvectis Pipeline 6 Unique precision - medicine drug candidates

Leadership Team Track Record of Success Ron Bentsur CHAIRMAN AND CEO has over 20 years of senior leadership experience in the biopharmaceutical industry: CEO of UroGen Pharma, (NASDAQ : URGN), CEO of Keryx Biopharmaceuticals, (NASDAQ:KERX, acquired by Akebia Therapeutics). Mr. Bentsur served on the Board of Stemline Therapeutics, (NASDAQ:STML), until its acquisition by Menarini in June 2020. Enrique Poradosu, PhD CHIEF SCIENTIFIC AND BUSINESS OFFICER has 20 years of senior leadership experience: SVP, Business and Scientific Strategy at Stemline Therapeutics, where he led licensing and scientific strategy, as well as strategic planning and execution of early - stage drug development. Prior to that, Dr. Poradosu served as VP, Business and Scientific Strategy at Keryx Biopharmaceuticals. Shay Shemesh CHIEF DEVELOPMENT OFFICER has 14 years of experience in drug development: SVP, Clinical and Regulatory Affairs at Stemline Therapeutics, where he led the early and late - stage development and the strategic planning and execution of the Elzonris BLA and MAA, resulting in US and EU approvals for the treatment of BPDCN. Prior to that, Mr. Shemesh was a clinical lead at Keryx Biopharmaceuticals, where he managed late - stage clinical trials for Auryxia, leading to US and EU approvals. 7

Leadership Team (cont.) Track Record of Success 8 2 Breakthrough Therapy Designations in oncology. Multiple Orphan Drug Designation (US/EU) and Fast Track Designations (US) Team Achievements 4 FDA approvals 2 EU approvals 1 approval in Japan (via partner) Proven significant shareholder value creation Commercial infrastructure buildouts at 2 different organizations — US commercial launches and successful Ex - US partnerships The team led the approvals of the following drugs: Jelmyto® ( mitomycin )

NXP800 Key Highlights Discovered and optimized at the Institute of Cancer Research (ICR) in the UK. The ICR discovered Zytiga, a leading drug for metastatic prostate cancer. Unique, novel molecule targeting a well - characterized biologic pathway with established relevance in oncology: Heat Shock Factor 1 (HSF1). Substantial tumor growth inhibition demonstrated in ovarian clear cell carcinoma (OCCC) and endometrioid cancer xenograft models. Given these compelling data and the unmet medical need, these indications are our initial focus for NXP800 clinical development. • These models harbored the ARID1a mutation. • ARID1a is mutated in multiple solid tumor types at varying frequencies, representing a genetic mutation - based development opportunity based on the concept of Synthetic Lethality . NXP800 A Novel HSF1 - pathway inhibitor 9

Targeting the HSF1 Pathway in Oncology

The HSF1 pathway is utilized by cancer cells to overcome diverse stresses and to promote biological activities crucial for cancer survival, progression, immune evasion and metastasis.

- Master transcription factor regulating protein homeostasis and survival in response to proteotoxic stresses.
- HSF1 also regulates a distinct gene expression pattern in response to "**oncogenic stress**".



Cancer Phenotypes
HSF1 Activity
Anti-apoptosis
Mutation / Aneuploidy
Proliferation & Signaling
Oxidative & Hyptonic Stress
Biosynthetic Demand
Altered Metabolism
Immune Evasion
Progression
Survival
Metastasis

Dong 2019. *Inhibiting Heat Shock Factor 1 in Cancer: A Unique Therapeutic Opportunity.* Trends in Pharmacological Sciences.

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Synthetic Lethality Interaction Between NXP800 and ARID1a • The anti - tumor effect of NXP800 appears to be stronger in OCCC and endometrioid preclinical models that had the ARID1A mutation as compared to those without the mutation, suggesting the potential for Synthetic Lethality. • A synthetic lethality interaction occurs between two genes when the deficiency of either gene alone does not affect the cancer cell, but when both genes are deficient the result is cancer cell death. • The first example of a treatment that exploits synthetic lethality is the PARP inhibitors (first approved in 2016); PARP inhibitors are active against cancer cells only when the tumor suppression genes BRCA1 and BRCA2 are mutated. • When the BRCA1/2 genes are mutated, hence deficient, and the PARP inhibitor therapeutically renders the PARP deficient, a clinical effect is achieved. • In 2020, PARP inhibitors represented a ~$2.2B class. 11 Drug Induced Synthetic Lethality # Gene A # Gene B Synthetic Lethality – Cancer Cell Death No effect on the cancer cell # Gene A # Gene B

NXP800 Demonstrated Substantial Antitumor Activity in OCCC Xenografts NXP800 inhibited tumor growth in OCCC xenograft models harboring an ARID1A mutation 12 SKOV - 3 TOV - 21G Published data on SKOV - 3 indicate that these tumors are platinum resistant SKOV - 3 treated with Cisplatin - Int J Mol Sci. 2014 Oct; 15(10): 19265 – 19280 NXP800 35 mg/kg po daily NXP800 35 mg/kg po po 5/7 days

OCCC and Advanced Endometrioid Ovarian Cancer Serious Conditions of Unmet Medical Needs 13 OCCC and Advanced Endometrioid Cancer Represent Unmet Medical Needs • Limited treatment options available. • Poor prognosis, low response rate to chemotherapy treatment.

OCCC and endometrioid Ovarian Cancer Incidence

The American Cancer Society estimates that approximately 21,410 women will receive a new diagnosis of ovarian cancer in the United States in 2021 (https://cancerstatisticscenter.cancer.org/#!/cancer-site/Ovary).

Ovarian Cancer Net Incidence by Type



100%
10% OCCC
10% endometrioid
0%

Ovarian Clear Cell Carcinoma (OCCC):

- **US: 10% of ovarian cancer cases** (~2,175 new patients/year).
- ~2/3 of OCCC patients have an ARID1a mutation.

Endometrioid ovarian cancer:

- **US: ~10% of ovarian cancer cases** (~2,175 new patients/year).
- ~40% of endometrioid cancer patients have an ARID1a mutation.

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ARID1a Mutation Opportunity in Additional Tumor Types 15 Indication Estimated Incidence (US) Patients with ARID1a protein loss (US) Uterine endometrioid 66,570 26,628 Urothelial 75,357 25,621 Hepatocellular 34,000 9,070 Gastric 26,550 6,615 Pancreatic 60,430 4,230 Esophageal 19,260 2,120 ARID1a is a common genetic mutation that can potentially be used as a patient selection strategy in several additional solid tumor types. • ARID1a mutations are frequent across cancer types such as hepatocellular, urothelial, gastric, esophageal, uterine endometrioid and pancreatic cancers. • Methodologies to detect the ARID1a mutations are commercially available. • Histology - agnostic, ARID1a - mutated, exploratory cohort is planned in the Phase 1b setting.

NXP800 Development Strategy • Clear cell and endometrioid ovarian cancers represent unmet medical needs and are our initial focus for clinical development. • ARID1a is mutated in multiple solid tumor types, potentially enabling a genetic mutation - based/tumor agnostic development opportunity utilizing the concept of synthetic lethality. Clinical Development Plan Phase 1a (expected to begin 4Q2021) Accelerated dose escalation Phase 1b Clear cell and endometrioid ovarian cohorts Additional Potential Expansion Cohorts Additional tumor types harboring the ARID1a mutation 16

NXP900 Key Highlights 17 Unique mechanism of action Inhibits both the catalytic and scaffolding activities of the target kinases (SRC/YES1). NXP900 is differentiated from clinical - stage and approved multi - kinase inhibitors that also inhibit SRC because those only inhibit the catalytic activity of SRC leaving SRC partially active. IND - enabling studies commencement expected in 4Q2021 Selective SRC/YES1 kinase inhibitor discovered by the University of Edinburgh, Scotland. NXP900 A Novel SRC/YES1 inhibitor

18 NXP900 Novel and Differentiated Mechanism of Action No inhibitor Fully active SRC Other multi - kinase inhibitors Partial shutdown of the SRC pathway NXP900 Induction of closed, inactive protein conformation resulting in complete shutdown of the SRC pathway

NXP900

Superior Preclinical Activity vs. Approved Compounds



a
28d treatment
Tumor volume (cm³)
Days
Vehicle
Dasatinib (20 mg/Kg, QD)
No treatment
NXP900 40 mg/kg, QD
No treatment
b
Tumor volume (cm³)
ns
**
****
Dasatinib
NXP900
Day 14
Day 28
Day 35
c
Survival (%)
Days
Vehicle
Dasatinib
NXP900
***
**

NXP900 inhibited tumor growth in an orthotopic model of triple negative breast cancer (TNBC) in immunocompetent animals, showing superiority vs dasatinib, and substantial long-term effect after treatment completion.

A,B) Comparative analysis of tumor volumes vs dasatinib

C) Kaplan-Meier Survival analysis.

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NXP900 Addresses the Shortcomings of Other SRC Inhibitors 20 Unlocking the Full Potential of SRC Inhibition for the Treatment of Solid Tumors SRC overactivation is implicated in several solid tumors. However, the existing multi - kinase SRC inhibitors, including dasatinib, which is approved for CML/ALL, have only shown modest activity in solid tumors. NXP900 potentially provides an opportunity to treat solid tumors, including in pediatrics (medulloblastoma), with a SRC inhibitor. Unique mechanism of SRC inhibition enables complete shutdown of SRC functions. Avoids the immunosuppressive effects known with dasatinib and other SRC inhibitors, which are beneficial in hematologic malignancies but are a disadvantage in solid tumors.

NXP900 21 Potent Inhibition of YES1 YES1 gene amplification has been reported in diverse range of solid tumors, including lung, head and neck, bladder and esophageal cancers as a driver of the disease. YES1 amplification is one of several mechanisms of acquired resistance to EGFR inhibitors. YES1: A Novel Cancer Target

Capitalization Table 22 Common Outstanding Pre - IPO 9,517,794* Options ($3.05 ) 226,590 Warrants ($3.05 ) 100,893 Restricted Stock Units 213,837 Fully Diluted Shares 10,059,114 * Includes 5,012,280 of preferred shares that automatically convert into common shares in this offering

23 Nuvectis Pharma Key Milestones KEY MILESTONES NXP900 IND - enabling studies commencement expected in 4Q2021 NXP800 Phase I commencement expected in 4Q2021 Preclinical updates and publications expected throughout 2022

24 Precision Medicine Innovation for Serious Conditions of Unmet Medical Needs in Oncology Key Highlights • Management team with a proven track record of clinical and regulatory success • 4 FDA approvals • 2 EU and 1 Japanese (via partner) approvals • Significant shareholder value creation • Unique pipeline of rationally - designed precision targeted therapies • NXP800: A potent HSF1 - pathway inhibitor • NXP900: A novel SRC/YES1 kinase inhibitor • Strong IP position • Substantial potential upside based on valuations of comparable precision medicine public companies • Significant news flow expected over the next 12 months